中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

[redacted]

File No.82-34675

Our Ref : BS(2008)127(JY)

08003076

6 June 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 JUN 10 A 5:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of the announcement in relation to appointment of Deputy Chief Executive of the Company as published on the website of Hong Kong Exchanges and Clearing Limited on 5 June 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
JUN 11 2008
THOMSON REUTERS

Jason C W Yeung
Company Secretary

6/10

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

(the "Company", Stock Code: 2388)

ANNOUNCEMENT
APPOINTMENT OF DEPUTY CHIEF EXECUTIVE

The Board of Directors (the "Board") of the Company is pleased to announce the appointment of Mr. Wong See Hong (王仕雄) as a Deputy Chief Executive of the Group, with effect from 1 July 2008.

The Board is pleased to announce the appointment of Mr. Wong See Hong (王仕雄) as a Deputy Chief Executive of the Group, with effect from 1 July 2008. Mr. Wong will provide overall leadership for the financial market business lines covering Investment, Global Markets, Cash Management, Custody, Investment and Insurance products, and other capital market related business lines.

Prior to joining the Group, Mr. Wong was Corporate Executive Vice President and Country Executive of ABN AMRO Bank ("ABN"), responsible for ABN's operations in South East Asia. He joined ABN in 1995 and has held various senior positions within ABN including Regional Head of Financial Markets, Country Executive in Singapore, and Managing Director of the Hong Kong Branch. Mr. Wong has spent the last 25 years in the banking sector and has extensive knowledge and experience in treasury and financial products. He currently serves as Alternate Chairman of the Singapore Foreign Exchange Markets Committee of Monetary Authority of Singapore and Vice Chairman of the Financial Industry Competency Standards Committee of Institute of Banking & Finance in Singapore. Mr. Wong graduated from the University of Singapore with a Bachelor's Degree in Business Administration and was awarded a Master's Degree in Science in Investment Management by the Hong Kong University of Science and Technology.

As Deputy Chief Executive of the Group, Mr. Wong will report to the Chief Executive.

The Board wishes to thank the Search Committee, which was re-convened by the Board in March 2008 to conduct an open and global recruitment to search for a suitably qualified candidate to fill the position of Deputy Chief Executive in charge of the financial markets business line. The Search Committee was chaired by Dr. Fung Victor Kwok King, independent non-executive director, and comprised of Mr. Sun Changji, Vice-chairman, Mr. He Guangbei, Vice-chairman and Chief Executive and Messrs. Koh Beng Seng, Shan Weijian, Tung Chee Chen and Tung Savio Wai-Hok, and Mdm. Yang Linda Tsao, independent non-executive directors. The Board also welcomes Mr. Wong to the Group.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 5 June 2008

END